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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November , 2005

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299

Press_relations@magicsoftware.com

Magic Software’s iBOLT Makes Further Inroads in the Financial Services Industry

Israel 6th largest commercial bank uses the iBOLT Integration Platform

OR YEHUDA, ISRAEL (November 29, 2005) Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, announced today that Bank Igud (known internationally as Union Bank), Israel’s sixth largest commercial bank, has successfully integrated its systems with Magic’s iBOLT Integration Platform.

The initial project was focused on file based messaging within the bank as well as with third parties. Time critical messages include updates on items such as currency rates and inter-bank transactions from abroad, and internal information that needs to be shared with outside parties including its auditors. The iBOLT-enabled system provides full real-time control on the information exchanges, and thus allows substantial savings in maintenance time.

According to Rami Aharon, VP Information Systems at Bank Igud: “We have chosen Magic’s iBOLT because of the flexibility and openness the product allows, and for its unique advantages in the AS-400 environment. We have adopted the technology because of its fast learning curve and easy maintenance, which are required for the development of Integration scenarios within business processes”.

An additional system that allows the download of files to an SQL Database is to become operational In the near future. The Bank is also planning at present to implement with iBOLT critical business processes in interaction with it’s AS-400 based systems.

" Bank Igud’s iBOLT implementation is another example of a leading financial institution that has placed their trust in Magic's development and integration platforms and has achieved a solution that exceeded their expectations." said Udi Ertel, General Manager of Magic Israel, the Israeli subsidiary of Magic Software Enterprises. "Magic is honored to be able to continue our long term relationship with an Israeli economy leader such as Bank Igud."

About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products build on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: November 29, 2005